Exhibit 99.1

Azure Power Provides an Update on 4 GW Tender

New Delhi, December 23, 2020: Azure Power continues to work towards signing PPAs for the 4 GW manufacturing linked tender for which a Letter of Award ("LOA") has already been received. The Solar Energy Corporation of India (“SECI”) has informed us that so far there has not been adequate response from the state electricity distribution companies (“DISCOMs”) for SECI to be able to sign the PSAs at this stage even though we have a LOA. SECI has mentioned that they will be unable to sign PPAs until PSAs have been signed, and they have committed to inform Azure Power of developments in their efforts with the DISCOMS.  Capital costs, interest rates and foreign exchange rates have improved since Azure Power won the 4 GW auction a year ago which have resulted in lower tariffs in other recent SECI auctions. We expect these savings likely will be passed on to state electricity distribution companies (DISCOMS). We expect a tariff markdown from the price discovered in the auction, which will facilitate signing of PSAs. We will continue our discussions with SECI towards signing PPAs in respect of the 4GW tender and expect the PPAs to be signed in tranches over a period of time. We will continue our policy to only take on contracts that create shareholder value and earn returns that are above our cost of capital.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio of 7.1 gigawatts on September 30, 2020 of which 1.8 GWs is operational, 1.3 GWs are under construction and 4.0 GWs have received a Letter of Award but for which PPAs have yet to be signed. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

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